CUSIP No. 985194109	Page 1 of 17 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Yatsen Holding Limited

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

985194109**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 985194109 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “YSG.” Each ADS represents four Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985194109	Page 2 of 17 Pages

1		Name of Reporting Person Zhen Partners Fund IV, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,231,601(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,231,601(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 222,231,601(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 8.24%(2) (or 1.45%(2) of the aggregate voting power)
12		Type of Reporting Person PN

(1)	Represents 166,673,701 Class A ordinary shares and 13,889,475 ADSs (representing 55,557,900 Class A ordinary shares) held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2023 (the “Issuer’s 20-F Filing”). The voting power of the shares beneficially owned represented 1.45% of the total outstanding voting power.

2

CUSIP No. 985194109	Page 3 of 17 Pages

1		Name of Reporting Person Zhen Partners Management (MTGP) IV, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,231,601(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,231,601 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 222,231,601 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 8.24%(2) (or 1.45%(2) of the aggregate voting power)
12		Type of Reporting Person PN

(1)	Represents 166,673,701 Class A ordinary shares and 13,889,475 ADSs (representing 55,557,900 Class A ordinary shares) held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 1.45% of the total outstanding voting power.

3

CUSIP No. 985194109	Page 4 of 17 Pages

1		Name of Reporting Person Zhen Partners Management (TTGP) IV, Ltd.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,231,601 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,231,601 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 222,231,601 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 8.24%(2) (or 1.45%(2) of the aggregate voting power)
12		Type of Reporting Person CO

(1)	Represents 166,673,701 Class A ordinary shares and 13,889,475 ADSs (representing 55,557,900 Class A ordinary shares) held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 1.45% of the total outstanding voting power.

4

CUSIP No. 985194109	Page 5 of 17 Pages

1		Name of Reporting Person Zhen Advisors Ltd.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 637,328(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 637,328(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 637,328(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row 9 0.02%(2) (or 0.004%(2) of the aggregate voting power)
12		Type of Reporting Person CO

(1)	Represents 159,332 ADSs (representing 637,328 Class A ordinary shares) held by Zhen Advisors Ltd. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., which is wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 0.004% of the total outstanding voting power.

5

CUSIP No. 985194109	Page 6 of 17 Pages

1	Name of Reporting Person Zhen International Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 222,868,929 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 222,868,929 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 222,868,929 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.26%(2) (or 1.451%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents (i) 166,673,701 Class A ordinary shares and 13,889,475 ADSs (representing 55,557,900 Class A ordinary shares) held by Zhen Partners Fund IV, L.P., and (ii) 159,332 ADSs (representing 637,328 Class A ordinary shares) held by Zhen Advisors Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., which holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. is wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 1.451% of the total outstanding voting power.

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CUSIP No. 985194109	Page 7 of 17 Pages

1	Name of Reporting Person Success Origin Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,417,312(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,417,312 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,312 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.05%(2) (or 0.01%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 354,328 ADSs (representing 1,417,312 Class A ordinary shares) held by Success Origin Limited. Success Origin Limited is wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 0.01% of the total outstanding voting power.

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CUSIP No. 985194109	Page 8 of 17 Pages

1	Name of Reporting Person Best Love Charming Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 224,286,241(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 224,286,241 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 224,286,241 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.32%(2) (or 1.46%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents (i) 166,673,701 Class A ordinary shares and 13,889,475 ADSs (representing 55,557,900 Class A ordinary shares) held by Zhen Partners Fund IV, L.P., (ii) 159,332 ADSs (representing 637,328 Class A ordinary shares) held by Zhen Advisors Ltd., and (iii) 354,328 ADSs (representing 1,417,312 Class A ordinary shares) held by Success Origin Limited. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., which holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 1.46% of the total outstanding voting power.

8

CUSIP No. 985194109	Page 9 of 17 Pages

1	Name of Reporting Person R&H Trust Co. (Singapore) Pte. Limited as the trustee of the Best Love Charming Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 224,286,241(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 224,286,241 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 224,286,241 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.32%(2) (or 1.46%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)	Represents (i) 166,673,701 Class A ordinary shares and 13,889,475 ADSs (representing 55,557,900 Class A ordinary shares) held by Zhen Partners Fund IV, L.P., (ii) 159,332 ADSs (representing 637,328 Class A ordinary shares) held by Zhen Advisors Ltd., and (iii) 354,328 ADSs (representing 1,417,312 Class A ordinary shares) held by Success Origin Limited. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen Advisors Ltd. is wholly owned by Zhen International Ltd., which holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(2)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing. The voting power of the shares beneficially owned represented 1.46% of the total outstanding voting power.

9

CUSIP No. 985194109	Page 10 of 17 Pages

Item 1(a).	Name of Issuer: Yatsen Holding Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building No. 35, Art Port International Creation Center, No. 2519 Xingang East Road, Haizhu District, Guangzhou 510330, People’s Republic of China

Item 2(a).

Name of Person Filing:

(i)        Zhen Partners Fund IV, L.P.

(ii)       Zhen Partners Management (MTGP) IV, L.P.

(iii)      Zhen Partners Management (TTGP) IV, Ltd.

(iv)      Zhen Advisors Ltd.

(v)       Zhen International Ltd.

(vi)      Success Origin Limited

(vii)     Best Love Charming Limited

(viii)    R&H Trust Co. (Singapore) Pte. Limited

(collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

(i)    Zhen Partners Fund IV, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(ii)    Zhen Partners Management (MTGP) IV, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(iii)    Zhen Partners Management (TTGP) IV, Ltd.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(iv)    Zhen Advisors Ltd.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(v)    Zhen International Ltd.

Woodbourne Hall, Road Town, Tortola, British Virgin Islands

(vi)    Success Origin Limited

Intershore Chambers P.O. Box 4342, Road Town, Tortola, British Virgin Islands

(vii)    Best Love Charming Limited

Woodbourne Hall, Road Town, Tortola, British Virgin Islands

(viii)    R&H Trust Co. (Singapore) Pte. Limited

30 CECIL STREET #18-02/03 PRUDENTIAL TOWER SINGAPORE (049712)

Item 2(c)

Citizenship:

Zhen Partners Fund IV, L.P. – Cayman Islands

Zhen Partners Management (MTGP) IV, L.P. – Cayman Islands

Zhen Partners Management (TTGP) IV, Ltd. – Cayman Islands

Zhen Advisors Ltd. – Cayman Islands

Zhen International Ltd. – British Virgin Islands

Success Origin Limited – British Virgin Islands

Best Love Charming Limited – British Virgin Islands

R&H Trust Co. (Singapore) Pte. Limited – Singapore

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CUSIP No. 985194109	Page 11 of 17 Pages

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.00001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
985194109

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023:

Reporting Persons	Ordinary Shares Held Directly(1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Percentage of the Aggregate Voting Power(1)(3)
Zhen Partners Fund IV, L.P.(2)	222,231,601	222,231,601	222,231,601	222,231,601	8.24%	1.45%
Zhen Partners Management (MTGP) IV, L.P.(2)	0	222,231,601	222,231,601	222,231,601	8.24%	1.45%
Zhen Partners Management (TTGP) IV, Ltd.(2)	0	222,231,601	222,231,601	222,231,601	8.24%	1.45%
Zhen Advisors Ltd.(2)	637,328	637,328	637,328	637,328	0.02%	0.004%
Zhen International Ltd.(2)	0	222,868,929	222,868,929	222,868,929	8.26%	1.451%
Success Origin Limited(2)	1,417,312	1,417,312	1,417,312	1,417,312	0.05%	0.01%
Best Love Charming Limited (2)	0	224,286,241	224,286,241	224,286,241	8.32%	1.46%
R&H Trust Co.(Singapore) Pte. Limited (2)	0	224,286,241	224,286,241	224,286,241	8.32%	1.46%

(1)	Represents the number of Class A ordinary shares (including Class A ordinary shares represented by ADSs) beneficially owned by the Reporting Persons as of December 31, 2023.

(2)	Zhen Advisors Ltd. is wholly owned by Zhen International Ltd. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. holds 51% equity interest in Zhen Partners Management (TTGP) IV, Ltd. Zhen International Ltd. and Success Origin Limited are wholly owned by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, trustee of the Best Love Charming Family Trust, holds 100% equity interest in Best Love Charming Limited.

(3)	The beneficial ownership percentage is calculated based on 2,697,173,763 ordinary shares of the Issuer as a single class, being the sum of (i) 2,030,600,883 Class A ordinary shares, and (ii) 666,572,880 Class B ordinary shares issued and outstanding as of February 28, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F Filing.

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CUSIP No. 985194109	Page 12 of 17 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

12

CUSIP No. 985194109	Page 13 of 17 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

13

CUSIP No. 985194109	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Zhen Partners Fund IV, L.P.

By:	Zhen Partners Management (MTGP) IV, L.P.
By:	Zhen Partners Management (TTGP) IV, Ltd.

By:	/s/Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory

Zhen Partners Management (MTGP) IV, L.P.

By:	Zhen Partners Management (TTGP) IV, Ltd. its General Partner

By:	/s/Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory

Zhen Partners Management (TTGP) IV, Ltd.

By:	/s/Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory

Zhen Advisors Ltd.

By:	/s/Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory

Zhen International Ltd.

By:	/s/Derek Rawlings
Name:	Derek Rawlings
Title:	Authorised Signatory

Success Origin Limited

By:	/s/Derek Rawlings
Name:	Derek Rawlings
Title:	Authorised Signatory

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CUSIP No. 985194109	Page 15 of 17 Pages

Best Love Charming Limited

By:	/s/Derek Rawlings
Name:	Derek Rawlings
Title:	Authorised Signatory

R&H Trust Co. (Singapore) Pte. Limited

By:	/s/Peter Milnes / /s/Jill Carpenter
Name:	Peter Milnes / Jill Carpenter
Title:	Director / Director

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